NEWS RELEASE

BROOKFIELD COMPLETES C$200 MILLION
PREFERRED SHARE ISSUE

Toronto, May 9, 2007 - Brookfield Asset Management Inc. (BAM: TSX/NYSE) announced today the completion of its previously-announced Class A Series 18 preference share issue in the amount of C$200 million.

Brookfield Asset Management Inc. issued 8 million Class A Preference Shares, Series 18, at a price of C$25 per share with a yield of 4.75% per annum. The net proceeds will be utilized for general corporate purposes. The Series 18 Preference Shares will commence trading on the Toronto Stock Exchange on May 9, 2007 under the symbol BAM.PR.N

The preferred shares may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

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Brookfield Asset Management Inc. (NYSE/TSX:BAM), focused on property, power and infrastructure assets, has over $70 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield’s website at www.brookfield.com.

Contact:
Katherine C. Vyse
SVP, Investor Relations and Communications
Brookfield Asset Management
Tel: 416-369-8246
Email: kvyse@brookfield.com